August 10, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Schrödinger, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the preliminary prospectus of Schrödinger, Inc. (the “Registrant”) dated August 10, 2020. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”) are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. Eastern Time, on Wednesday, August 12, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours, MORGAN STANLEY & CO. LLC BOFA SECURITIES, INC. JEFFERIES LLC BMO CAPITAL MARKETS CORP. As representatives of the Underwriters By: Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Executive Director

By: BofA Securities, Inc.

By:	/s/ Adam Chazan
Name: Adam Chazan
Title: Managing Director

By: Jefferies LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

By: BMO Capital Markets Corp.

By:	/s/ Annette Grimaldi
Name: Annette Grimaldi
Title: Managing Director

[Signature Page to Acceleration Request]